UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re: SYNGENTA AG

Disclosure: “Board announcement – appointment of CEO”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Leandro Conti Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Bastien Musy Switzerland +41 61 323 1910 USA +1 202 737 6520

Basel, Switzerland, May 4, 2016

Board announcement – appointment of CEO

Syngenta announced today the appointment of J. Erik Fyrwald, currently President and CEO of the U.S. chemistry distribution company Univar Inc., as Chief Executive Officer effective June 1. Erik succeeds John Ramsay who has been ad interim CEO since November 2015.

Michel Demaré, Syngenta Chairman, said: "After a rigorous search, the Board concluded that Erik's leadership and considerable experience in both agriculture and chemicals, along with his strong track record of success as a CEO made him the outstanding candidate for the role. Erik has demonstrated throughout his career the ability to work successfully in different environments, designing and leading strategies which resulted in impressive value creation. I look forward to working with him to create the next chapter of Syngenta's story of success.

I thank John for his exemplary leadership of Syngenta over the last six months. He has ensured that the company has continued to move forward both strategically and operationally, and has delivered results. He has my sincere appreciation for having taken on this additional responsibility at a critical time for the Company. John has also served with considerable distinction as Chief Financial Officer for the past nine years. He will work closely with Erik to ensure a smooth transition and support the closing of the ChemChina transaction."

John Ramsay, ad interim CEO and CFO, said: “I welcome Erik to his new role and wish him every success. I should like to thank all my colleagues for their support during the past six months. I will continue to offer my support and ensure that the Company continues to drive forward.”

Erik Fyrwald, incoming CEO, said: "I have admired Syngenta from the outside for many years and am delighted, therefore, to have been chosen to lead the company in the next exciting phase of its journey. I greatly look forward to meeting employees, leaders, customers and other stakeholders after I join in June and to working with them to achieve further success in the years to come."

Syngenta – May 4, 2016 / Page 1 of 2

Biography of J. Erik Fyrwald

Mr. Fyrwald spent 27 years at DuPont where he held positions of increasing responsibility in technology, manufacturing, sales and marketing, strategic planning and regional and global business unit leadership, including four years in Asia. In 2003, Mr. Fyrwald was named Group Vice President of DuPont Agriculture and Nutrition, which included the Pioneer Seed, DuPont Crop Protection Products and Solae Food Ingredients businesses. Mr. Fyrwald also served as Chairman of Crop Life International for two years during this period.

In 2008, Mr. Fyrwald was named Chairman, President and CEO of Nalco, a leading global provider of Water Treatment and Oil & Gas products and services. In December 2011, Nalco was acquired by EcoLab. Mr. Fyrwald was President of EcoLab until May 2012, when he was appointed CEO of Univar, a leading global distributor of chemical products and provider of related services, including agricultural inputs.

Mr. Fyrwald serves on the boards of Eli Lilly and Company (including their Science and Technology Committee) and the Society of Chemical Industry. He holds a bachelor’s degree in chemical engineering from the University of Delaware and completed the Advanced Management Program at Harvard Business School.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – May 4, 2016 / Page 2 of 2

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	May 4, 2016	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Antoine Kuntschen
			Name:	Antoine Kuntschen
			Title:	Senior Group Tax Manager